Exhibit 99.1

Crucell

Code of Conduct

A Crucell commitment to integrity

Crucell’s Corporate Values

Integrity

We apply high ethical standards in all our actions. All our stakeholders, internal and external, are treated with a high level of integrity and fair manner. We do what is right and take responsibility for our actions.

Respect	We show respect and genuine interest in people. We listen carefully, value different opinions, and give honest and constructive feedback.

Complementarity	We encourage cross-border teamwork as our diversity is an asset and we want to make use of each others strengths. We embrace differences and operate as ‘One Crucell’.

Reliability	We adhere to agreements and deliver a high quality, on time. We do what we say, we say what we do and we finished what we started.

Innovation	We think where nobody has thought before. We challenge the status quo and continuously look for improvements.

Passion and Drive	We go the extra mile and demonstrate drive, enthusiasm and high energy. And along the way we have fun.

Table of Contents

A message from the CEO:		4

Complying with the Code

1.	Who should comply with the Code?	6
2.	When and how to report violations or raise concerns	7
3.	How are reported violations or concerns dealt with?	10
4.	No retaliation or jeopardy of position for “whistle blowing”	12
5.	Management role and freedom to ask questions	13

Business and Personal Integrity

6.	Compliance with applicable laws and contracts	15
7.	Competition laws	16
8.	Fair and honest dealing	17
9.	Insider dealing	19

Protection of Finances, Assets and Information

10.	Proper records and delivery of information	23
11.	Conflict of interest	25
12.	Proper use and protection of assets	28
13.	Confidential and proprietary information	29
14.	Privacy	31

Health, Safety and Environment

15.	Protecting health, safety and environment	33
16.	Animal welfare	34

Employees

17.	Employees with financial reporting responsibilities	36
18.	Fair employment	38

A message from the CEO

One of the most valuable assets of Crucell is its integrity. Protecting this asset is the job of everyone at Crucell. We have established this Code of Conduct (the “Code”) to serve as a guide.

The Code is designed to help all of us behave in accordance with the principles and standards that are expected of us. The highest level of ethical and legal compliance is of the utmost importance to Crucell and will continue to strengthen our reputation in the markets in which we operate and on which our securities trade. The Code reflects the values that define Crucell and is based on the principle that we must avoid any circumstances that might give rise to even the appearance of impropriety. Activities that may call into question Crucell’s reputation or integrity should at all times be avoided.

The Code does not cover every issue that may arise in the course of our work. In addition to the principles and standards that are set out in this document, every Crucell employee must be aware of and comply with applicable laws and other universal standards in conducting Crucell’s business. This goal can only be achieved if each employee accepts his or her responsibility to behave with integrity and demonstrate the highest level of ethical conduct in all of our activities.

We strive to maintain a culture in which employees feel free to ask questions and are supported in reporting violations of the Code or any other standard. As each Crucell employee has the responsibility to report any such violation, procedures have been put in place to facilitate this and no employee should fear any repercussions for doing so.

Crucell understands that not every situation is black or white. The key to compliance with the Code is exercising good judgment. This means following the spirit of the Code and the law, doing the right thing and acting ethically even when the law is not specific. When you are faced with a business situation in which you must set the right thing to do, you should ask the following questions:

•                  Am I complying with established regulations, laws and Crucell policies?

•                  What would my family, friends, neighbors, colleagues or others think of my actions?

•                  Would I be proud of my actions and behavior if such were published in a newspaper?

•                  Will there be any direct or indirect negative consequences for Crucell?

Each of us is personally responsible for making sure that our business decisions and actions comply at all times with the letter and spirit of the Code. Given the pace of change in our industry, no set of standards should be considered the final word in all circumstances. If in doubt, or should you wish to discuss or know more about any matter covered or not covered by the Code, you should seek contact with your manager, Crucell’s Compliance Officer or another member of Crucell’s Compliance Team.

Ronald H.P. Brus

Chief Executive Officer, Crucell N.V.

COMPLYING WITH THE CODE

1.    Who should comply with the Code?

1.1          All employees, directors and officers of Crucell must comply with the Code.

When referred to herein, “Crucell” means Crucell N.V. and those entities in which Crucell N.V. owns more than 50% of the voting rights or where Crucell N.V. has the ability to control the management or business.

For practical purposes, the term “employee” used herein, shall be deemed to also include directors and officers who are not employees.

1.2          All non-controlled affiliates of Crucell and consultants, advisors, distributors, agents, sales representatives and other contracted parties of Crucell should be made aware of the Code and should be encouraged to comply with the Code.

1.3          To achieve optimal legal and ethical behavior, the individuals subject to the Code must know and understand the Code as it applies to them and as it applies to others. You must champion the Code and assist others in knowing and understanding it.

2.    When and how to report violations or raise concerns.

2.1          Any significant (expected or threatened) violation of this Code or applicable law must be reported immediately.

Whether a violation is “significant” will depend on the circumstances at hand. Various questions should be asked, such as, but not limited to:

•	Is a criminal offence or economic delict involved?
•	Were persons exposed to serious risks?
•	What are the potential consequences for Crucell, its employees and other stakeholders?

2.2          Reporting can take place by speaking to, or otherwise informing, Crucell’s Compliance Officer (Leon Kruimer) or one of the other members of Crucell s Compliance Team. The members of Crucell’s Compliance Team are:

•	Leon Kruimer (CFO & Compliance Officer)
tel.: +31-(0)71-5199230
email: leon.kruimer@crucell.com
•	René Beukema (General Counsel & Corporate Secretary),
tel.: +31-(0)71-5199115
email: rene.beukema@crucell.com
•	Rob van Dijk (Vice President Human Resources)
tel.: +31-(0)71-5199155
email: rob.vandijk@crucell.com

Emails can also be sent to: complianceoffice@crucell.com. Emails sent to this address can be accessed by all members of the Compliance Team.

2.3          If you would prefer to report anonymously, you can do so (i) by using the special Compliance Team telephone number posted on the Crucell website, (ii) through the Crucell website (click on “About Us”, then “Corporate Governance”, then “Whistleblower Form”), or (iii) by using the following postal address:

Compliance Officer / Compliance Team

Archimedesweg 4

2333 CN Leiden

The Netherlands

Calls to the Compliance Team telephone number will not be traced or recorded and the caller can remain anonymous if he or she wishes. In case of urgency, use of the telephone number or e-mail is advised.

2.4          Reporting can also take place to a member of the Compliance Team, the names and contact details of which can be found on the Crucell website, or to your or any other manager within Crucell.

2.5          Managers who receive any report of a (suspected) violation or concern must report the matter to the Compliance Team.

2.6          If you have, or receive notice from any source within or outside Crucell of, a concern regarding (i) Crucell’s financial disclosure obligations, accounting practices, internal accounting controls or auditing, or (ii) any other irregularity of a general, operational or financial nature within Crucell, you must also immediately report this. You may also report such concerns to a member of the management board of Crucell N.V.

2.7          If a (potential) irregularity concerns the functioning of one or more members of the management board of Crucell N.V., such irregularity should be reported to the chairman of the supervisory board of Crucell N.V.

2.8          Reports should always be made in good faith.

A violation of the Code or of applicable laws is a serious matter and could have legal implications. Allegations of such behavior are not taken lightly and should not be made to embarrass someone or put him or her in a false light. Appropriate action will be taken against any person making intentional false allegations.

3.    How are reported violations or concerns dealt with?

3.1          When a (suspected) violation or concern is reported, the Compliance Officer, the Compliance Team, the management board of Crucell N.V. and/or the supervisory board of Crucell N.V., depending on the subject matter, shall assess the matter and, if necessary, initiate an investigation.

3.2          All employees and third parties involved in or having knowledge of the matter concerned will be expected to cooperate in any investigation.

3.3          Crucell will, to the extent reasonably possible, keep its discussions with the person reporting the (suspected) violation or concern confidential. In the course of an investigation, Crucell may find it necessary to share information with others on a “need to know” basis.

3.4          A violation of applicable law or non-compliance with this Code or any other form of unethical behavior may lead to internal disciplinary and remedial action, including termination of employment or engagement. Disciplinary action may also apply to an employee’s manager who directs or approves the employee’s improper actions, or is aware of such actions but does not act appropriately to correct them.

Remedial action may include rectifying public disclosure, retraining Crucell employees, modifying Crucell policies and procedures, improving monitoring of compliance under existing procedures and other action necessary to detect similar non-compliant conduct and prevent it from occurring in the future. Such remedial action shall be documented, as appropriate.

3.5          In addition to imposing its own discipline, Crucell may also refer (suspected) violations of laws or this Code to the appropriate authorities, especially those where a criminal act or economic delict is involved.

3.6          Disciplinary action may also be taken in the event of a failure to report a (suspected) violation.

3.7          The person reporting the (suspected) violation or concern will, where possible, be informed of the outcome of the matter. If a person believes that insufficient or inappropriate action has been taken, such person should discuss this with the Compliance Officer or another member of the Compliance Team and, if necessary, report this to the management board of Crucell N.V.

3.8          All reports and complaints made to or received by the Compliance Team, the management board of Crucell N.V. or the supervisory board of Crucell N.V. shall be logged into a record maintained for this purpose by the Compliance Team, which record shall be retained for at least five (5) years.

3.9          The Compliance Team shall on a quarterly basis provide the Audit Committee of the supervisory board of Crucell N.V. with a summary of all communications expressing complaints or concerns received by the Compliance Team relating to Crucell’s financial disclosures, accounting, internal controls and auditing matters.

4.    No retaliation or jeopardy of position for “whistle blowing”.

4.1          There shall be no retaliation against any person who provides truthful information or information in good faith concerning a possible violation of any law or Crucell policy, including this Code or of any other unethical or dishonest conduct of a Crucell employee. Such person’s legal position shall also not be jeopardized in any way as a result of good faith reporting.

4.2          Persons who retaliate in any way may be subject to civil, criminal and administrative penalties, as well as internal disciplinary action, including termination of employment or engagement.

5.    Management role and freedom to ask questions.

5.1          Crucell strives to maintain a culture in which employees are encouraged to comply with the Code and ask questions and raise concerns about compliance.

5.2          The senior managers of Crucell shall be responsible for reviewing and discussing the Code with those managers reporting to them. In turn, Crucell’s managers should review and discuss the Code with their direct reports.

5.3          Managers are the “go to” persons for employee questions and concerns relating to the Code, especially in the event of a potential violation. Managers must immediately report any (suspected) violations of the Code or applicable law to the Compliance Officer or another member of the Compliance Team.

5.4          Managers are expected to provide guidance on ethical behavior and compliance to those employees under their management as is relevant to their job responsibilities. Managers also have the additional responsibility of serving as role models and encouraging adherence to the Code. Employees should feel free to ask questions regarding compliance to their managers.

5.5          Should an employee feel uncomfortable discussing questions or matters of compliance with his or her manager, he or she should speak with other relevant persons within Crucell such as those within a higher level of management, a Human Resources representative, the Compliance Officer or another member of the Compliance Team or a member of the management board of Crucell N.V.

BUSINESS AND
PERSONAL INTEGRITY

6.    Compliance with applicable laws and contracts.

6.1          Crucell is committed to full compliance with all laws applicable to us and our business. We expect you to familiarize yourself and comply with all applicable laws and ethical standards in performing your duties for Crucell.

The term “law” used in this Code is deemed to also include regulations and rules imposed by governmental authorities.

6.2          This Code does not provide guidance on compliance with all applicable laws. Similarly, this Code does not encompass all policies applicable within Crucell. To the extent that a Crucell policy or procedure conflicts with this Code, you should follow this Code.

6.3          Employees are also responsible for complying with requirements of contracts that we have entered into with other parties.

6.4          Reasons such as “everyone does it” or “it’s not illegal” are unacceptable as excuses for violating applicable laws, this Code or any contract with another party.

7.    Competition laws.

7.1          Competition should be free and open. Competition laws protect such free competition. In some countries, violations of competition laws constitute a criminal or economic delict, with imprisonment and the payment of fines as possible sanctions.

7.2          You must always take legal advice before and after discussing matters with parties outside of Crucell which may contradict competition laws, including but not limited to:

•      prices, pricing policies, reimbursements, discounts and profits;

•      pricing practices and distribution channels of suppliers, distributors, wholesalers and other customers;

•      production or territory limits or levels.

7.3          Competition laws vary from country to country and are often complex to summarize. In general, you must avoid entering into discussions or agreements which have the intention of or give the appearance of unfairly restricting trade or excluding competitors from the marketplace.

7.4          Common unlawful anti-competitive activities include:

•      price fixing, stabilization or discrimination;

•      allocating markets, suppliers or customers between competitors;

•      agreeing with competitors how to participate (or not participate) in bid pricing;

•      boycotting customers or suppliers.

8.    Fair and honest dealing.

8.1          Crucell is committed to dealing fairly and honestly with customers, suppliers and other contracting parties, competitors, employees and with government officials and institutions.

8.2          Crucell is prohibited from engaging in unfair methods of competition and unfair, unlawful or deceptive acts and practices.

8.3          You may not take unfair advantage of anyone through, direct or indirect, bribery, manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair or unethical dealing.

8.4          No payments, gifts, loans, favors or other items of value of any kind should be offered, promised or made to (candidate) political parties or politicians. Similarly, no payments, gifts, loans, favors or other items of value of any kind should be offered, promised or made to (candidate) governmental officials or institutions when the intention is, or the appearance is given, to influence such officials or institutions in their decision-making or actions.

8.5          Be aware that payments or other items of value of any kind that are disproportionate to the services provided, or that go beyond the reasonable, such as exuberant business entertainment, may be deemed improper.

8.6          Make sure that records are kept of any expenditure with respect to any governmental official, key opinion leader, distributor, customer or other business partner and that such records accurately reflect the nature of the expenditure.

8.7          You must also never accept bribes, kickbacks, facilitation, payoffs or other payments in cash or kind in return for favorable treatment. You should at all times avoid any situations which give the appearance of any of the foregoing.

A kickback refers to the payment or receipt of payment of something of value to or from another individual with the goal of persuading or influencing the receiver’s decision or performance in a given situation. A kickback may be in the form of cash, gift, favor or anything else of value.

8.8          In addition to anti-bribery laws, Crucell is committed to complying with anti-money laundering laws. “Money laundering” takes place when the proceeds of a criminal or economic offense are concealed or “cleaned” through legitimate transactions. As this may be difficult to detect, you should always strive to obtain sufficient information on the parties you are dealing with.

Watch out for any customer, distributor, agent or other business partner who:

•      avoids reporting or record keeping requirements or otherwise wishes to avoid internal control procedures;

•      provides suspicious or false information;

•      proposes to pay in cash;

•     uses off-shore banks or unlicensed or non-bank related financial institutions; or

•      proposes a payment structure that is unreasonably complex or with no clear linkage to the party in question.

You should notify the Compliance Officer, another member of the Compliance Team or your manager of any suspicious transactions, including any of those mentioned above.

8.9          Engagement in or concealment of any form of bribery and money laundering, may lead to internal disciplinary action, including termination of employment or engagement, as well as fines and imprisonment.

8.10        Examples of prohibited conduct include, but are not limited to, the direct or indirect engagement in:

•      money laundering;

•      bribery, kickbacks, facilitation payments or payoffs to induce or allow favorable treatment, business or breach of contract;

•      acquiring or releasing trade secrets through bribery, theft or other illegal or unethical methods;

•      false, deceptive or disparaging claims or comparisons about competitors or their products or services;

•      false or misleading advertising; or

•      mislabeling products or services.

8.11        Ensure that you possess sufficient information about any customer, distributor, agent or other business partner with whom you intend to engage; no such party should be involved in illegitimate business activities, funding from illegitimate sources or other unethical or unlawful behavior.

8.12        Similarly, make sure that the parties with whom you transact are not citizen of, or operating in, an embargoed or otherwise sanctioned country and are not themselves subject to governmental sanction.

9.      Insider dealing.

9.1          In the course of your duties, you may be exposed to information about Crucell or other companies that is not available to the general public. Such information could constitute “inside information” if such information relates to a legal entity of which the securities are traded on a regulated market, such as a stock exchange, and such information would be meaningful or material to a reasonably acting investor in his or her investment decisions (e.g. whether to buy, sell or hold securities, such as Crucell shares).

9.2          Securities and other laws applicable to Crucell and its employees and contracting parties, prohibit anyone who possesses “inside information” to make use thereof by conducting or effecting a transaction, within or from the countries in which such laws apply, in any securities that have been admitted to trade on an exchange or a regulated market. It is irrelevant whether the transaction takes place through such exchange or regulated market or through another system.

9.3          Common examples of “inside information” include financial results, financial forecasts, possible mergers, acquisitions or divestitures, significant product developments, progress in clinical development, product registration with FDA or EMEA, entering into or termination of material contracts and major changes in business direction.

9.4          You are also prohibited from “tipping” or otherwise providing anyone with “inside information”, other than within the situations accepted by law.

9.5          Violation of applicable laws on insider dealing may result in civil and criminal penalties, including fines and imprisonment. Any employee who engages in insider dealing may also be subject to termination of employment or engagement. If you have a question concerning appropriateness or legality of a particular securities transaction, you should consult with the Compliance Officer or another member of the Compliance Team before effecting the transaction.

9.6          A copy of Crucell’s insider dealing policy has been provided to each employee and can be obtained from the Compliance Team or found on the Crucell intranet site. It is your responsibility to be familiar with and comply with such policy.

9.7          In addition to the prohibition on insider dealing, employees are prohibited from being engaged in “market abuse”. “Market abuse” concerns the spreading of false information or other activities geared towards manipulating the price of publicly traded securities.

PROTECTION OF FINANCES, ASSETS AND INFORMATION

10.  Proper records and delivery of information.

10.1        As a listed company, Crucell is required to provide full, fair, accurate, timely, consistent and reliable information to the public. No information provided to the public should be misleading. Whether in a form of a press release, regulatory filing, advertisement, speech, presentation or information on Crucell’s website, all public disclosures must comply with these standards.

10.2        To ensure proper delivery of information to the public, public disclosures must only be made by authorized employees of Crucell.

Should you be approached by the media, investors, analysts, or similar persons, you must note the name of the person contacting you and immediately notify Crucell’s Director Investor Relations, Oya Yavuz (tel.: +31-(0)71-5197064, email: oya.yavuz@crucell.com).

Should you be approached by a governmental authority for information, or in connection with a visit or inspection, you should contact the Legal Department immediately (René Beukema, tel.: +31-(0)71-5199115, email: rene.beukema@crucell.com or Valeria Cnossen, tel.: +31-(0)71-5197401, email: valeria.cnossen@crucell.com)

10.3        If you are aware of concrete information regarding Crucell which would be meaningful or material to a reasonably acting investor in his or her investment decisions, such as to buy, sell or retain shares in Crucell N.V., which information has not been made public, you should report this forthwith to your manager, the Compliance Officer or another member of the Compliance Team. An assessment will then need to made as to whether such information needs to be made public.

10.4        Crucell has implemented disclosure controls and procedures to assure that its public disclosures are compliant with the standards set out herein and applicable law. Your responsibility is to help provide Crucell with the information it requires to comply with its public disclosure requirements, as is consistent with your role. In particular, you are expected to provide prompt and accurate answers to any questions asked of you in connection with Crucell’s preparation of its public reports and other disclosures. Good internal communications are essential in creating a transparent and compliant environment.

10.5        Crucell’s books, records and accounts must completely and accurately reflect the business transactions conducted by Crucell. Such documents must be maintained, disclosed and stored in accordance with Crucell’s policies. All assets, liabilities and transactions of Crucell should be recorded in a way that is accurate and not misleading. Intentional misstatements, omissions or disclosures in financial statements and other documents designed to deceive users or readers of such documents, is prohibited and may constitute fraud. Should you encounter any such inaccurate or misleading records, you should report this immediately to the Compliance Officer, another member of the Compliance Team or a member of the management board of Crucell N.V.

11. Conflict of interest.

11.1        You must avoid any situation in which your personal interests conflict or even appear to conflict with Crucell’s interests. You have a duty to Crucell and its stakeholders not to compromise Crucell’s legitimate interests and to advance such interests when the opportunity to do so arises in the course of your employment.

A conflict of interest occurs whenever the private interests of an employee interfere with the interests of Crucell.

11.2        Employees must refrain from entering into relationships that might impair their judgment as to what is best for Crucell. Even relationships that give the appearance of a conflict of interest should be avoided. You cannot avoid these standards by acting through someone else, such as a friend or family member.

11.3        You must perform your duties for Crucell, and handle all actual or apparent conflicts of interest between your personal and professional relationships, in an honest and ethical manner.

11.4        You may not engage in activities that compete with Crucell or compromise its interests. You should not take for your own benefit opportunities discovered in the course of employment that you have reason to know would benefit Crucell. The following are examples of actual or potential conflicts:

•              you use Crucell’s property for your personal benefit;

•      you engage in activities that interfere with your loyalty to Crucell or your ability to perform Crucell duties or responsibilities effectively;

•      you work simultaneously (whether as an employee or a consultant, except for outside directors) for a competitor, customer or supplier;

•      you, or a member of your family, have a financial interest in a customer, supplier, or competitor which is significant enough to cause divided loyalty with Crucell or the appearance of divided loyalty (the significance of a financial interest depends on many factors, such as size of investment in relation to your income, net worth and/or financial needs, your potential to influence decisions that could impact your interests, and the nature of the business or level of competition between Crucell and the supplier, customer or competitor);

•      you, or a member of your family, acquire an interest in property (such as real estate, patent or other intellectual property rights or securities) in which you have reason to know Crucell has, or might have, a legitimate interest;

•      you, or a member of your family, receive a loan or a guarantee of a loan from a customer, supplier or competitor (other than a loan from a financial institution made in the ordinary course of business and on an arm’s-length basis);

•      you divulge or use Crucell’s confidential information — such as financial data, customer information, or computer programs — for your own personal or business purposes;

•      you make gifts or payments, or provide special favors, to customers, suppliers or competitors (or their immediate family members) with a value significant enough to cause the customer, supplier or competitor to make a purchase, or take or forego other action, which is beneficial to Crucell and which the customer, supplier or competitor would not otherwise have taken; or

•      you are given the right to buy stock in other companies or you receive cash or other payments in return for promoting the services of an advisor, such as an investment banker, to Crucell.

11.5        You may not appropriate to yourself, or to any other person or organization, the benefit of any business venture, opportunity or potential opportunity that you learn about in the course of your employment and that is in Crucell’s line of business without first obtaining Crucell’s consent. It is never permissible for employees to compete against Crucell, either directly or indirectly. Employees should advance Crucell’s legitimate interests when the opportunity to do so arises.

11.6        Conflicts are not always clear-cut. If you become aware of or involved in a conflict described above or any other (potential) conflict of interest, or have a question as to a potential conflict, you should consult with your manager, the Compliance Officer or another member of the Compliance Team.

12.  Proper use and protection of assets.

12.1        Crucell’s assets, both tangible and intangible, are to be used only for legitimate business purposes of Crucell, in accordance with Crucell policies and only by authorized employees or consultants.

Intangible assets include intellectual property, such as trade secrets, patents, trademarks and copyrights, business, marketing and service plans, engineering and manufacturing ideas, designs, databases, Crucell records, salary information, and any unpublished financial data and reports.

Tangible assets include buildings, equipment, communication facilities (such as personal computers, telephones and other handhelds) and supplies.

12.2        Every employee is responsible for using Crucell’s assets appropriately and protecting Crucell’s assets against careless or wrong use, theft, loss, damage, waste, misappropriation and infringement.

12.3        Similarly, you must also appropriately use and protect those tangible and intangible assets of others in Crucell’s possession.

12.4        You may not make copies of, or resell or transfer (externally or internally), know how or copyrighted publications, including software, manuals, articles, books, and databases being used within Crucell, that were created by another entity and licensed to Crucell, unless you are authorized to do so under the applicable license agreement and with the written approval of the Legal Department (René Beukema, tel.: +31-(0)71-5199115, email: rene.beukema@crucell.com or Valeria Cnossen, tel.: +31-(0)71-5197401, email: valeria.cnossen@crucell.com).

12.5        Data carriers, such as telephony, computers and handhelds, and other information systems provided by Crucell, such as internet access and email, may not be used to access, load or transfer content, software or data in violation of any applicable law, obligations towards third parties or Crucell policy, including the Crucell User Computing Policy. In particular, no pornography, or any other form of nude, indecent, improper or otherwise objectionable material may be uploaded, downloaded or transmitted using information systems or internet access provided by Crucell.

12.6        Unauthorized access to or use of data carriers and other information systems of Crucell can pose a serious risk to Crucell and its customers and should be protected at all times. Crucell has the right to access, reprint, publish, or retain any information created, sent or contained in any data carriers or information systems provided by Crucell. If you should have any question as to what is permitted with regard to the foregoing, please consult with Crucell’s Head of Information Systems (Lionel Tissot, tel.: +41-31-9806345, email: lionel.tissot@crucell.com) or review the Crucell User Computing Policy.

13.  Confidential and proprietary information.

13.1        Information is a valuable corporate asset. All employees have a duty to safeguard confidential, proprietary or material information about Crucell and information that our partners, suppliers, customers and other contracting parties have entrusted to us.

13.2        Generally speaking, confidential and proprietary information includes all non-public information that might be of use to competitors, or harmful to Crucell or its customers, if disclosed. You must maintain the confidentiality of such information entrusted to you by Crucell and its partners, suppliers, customers and other contracting parties, except when disclosure is authorized by Crucell or required by law. Employees who are unsure about whether information should be treated as confidential or proprietary must consult with their immediate supervisor, the Compliance Officer or another member of the Compliance Team.

13.3        Examples of confidential information include, but are not limited to: Crucell’s formula’s, patents, trademarks and trade secrets; business trends and projections; information about financial performance; new product or marketing plans; research and development ideas or information; manufacturing processes; information about potential acquisitions, divestitures and investments; stock splits, public or private securities offerings or changes in dividend policies or amounts; significant personnel changes; and existing or potential major contracts, orders, suppliers, customers or finance sources or the loss thereof.

13.4        Employees must remain conscious at all times of their duty to protect confidential and proprietary information. Your obligation with respect to confidential information extends beyond the workplace. In that respect, it applies to communications with your family members and continues to apply even after your employment or director relationship with Crucell terminates.

14.  Privacy.

14.1        Confidentiality also applies to personal data of employees and other persons in Crucell’s possession. Crucell is committed to complying with all applicable privacy laws and the general principle that personal data should be kept confidential and protected.

14.2        Personal data should be obtained, held, transferred and accessed lawfully, and where applicable, with the consent of the data subject. You should be cautious when transferring personal data to a different entity or to a different country.

14.3        Personal data stored or used on Crucell’s equipment may under certain circumstances be monitored or reviewed by Crucell.

HEALTH, SAFETY AND ENVIRONMENT

15.  Protecting health, safety and environment.

15.1        Crucell is committed to providing a healthy and safe working environment and protecting the environment, by maintaining safe and environmentally acceptable procedures and operations and by complying with applicable HSE laws.

15.2        Our daily activities at Crucell may include working with high-risk materials and procedures. For that reason, we use a Biological Safety Manual developed in-house to meet the specific needs of our working environment. In addition, Crucell employees involved in Research and Development are required to undertake a course titled ‘Safe Microbiological Techniques and Virology’.

15.3        It is the responsibility of every employee to help sustain and where necessary improve Crucell’s procedures and operations, on an ongoing basis, in order to fully protect the working and natural environment.

16.  Animal welfare.

16.1        Crucell aims to maintain high standards of laboratory animal care and use. Crucell’s procedures and policies regarding the care and use of laboratory animals are geared to ensure such high standards, as well as compliance with applicable laws and regulations.

16.2        Crucell strives to avoid the use of laboratory animals and will use appropriate alternatives where available.

16.3        Where laboratory animals are used, Crucell’s procedures and policies are and will remain to be executed in such way that unnecessary suffering is avoided. All persons involved in the use and/or care of the laboratory animals shall be appropriately educated and trained.

EMPLOYEES

17.  Employees with financial reporting responsibilities.

17.1        Crucell shall exercise due diligence when hiring and promoting employees and, in particular, when conducting an employment search for a position involving the exercise of substantial discretionary authority, such as a member of the executive team, a senior management position or an employee with financial management responsibilities. Crucell shall make reasonable inquiries into the background of each individual who is a candidate for such a position. All such inquiries shall be made in accordance with applicable law and good business practice.

17.2        Those employees with particular financial reporting responsibilities are Crucell’s Chief Executive Officer, Chief Financial Officer, Vice President Finance, Director Planning & Control, Finance Compliance Manager, and such other employees with responsibility for financial matters.

17.3        Each manager with financial responsibilities bears a special responsibility for promoting integrity throughout Crucell. Furthermore, each such manager has a responsibility to foster a culture throughout Crucell as a whole that ensures the fair and timely reporting of Crucell’s results of operation and financial condition and other financial information.

17.4        Employees and managers with a finance function, in particular, shall:

•      Act at all times in accordance with the Code.

•      Perform his or her duties in an honest and ethical manner.

•      Handle all actual or apparent conflicts of interest between his or her personal and professional relationships in an ethical manner.

•      Take all necessary actions to ensure full, fair, accurate, timely, and understandable disclosure in reports and documents that Crucell files with, or submits to, government agencies and in other public communications.

•      Comply with all applicable laws relevant to their duties.

•      Proactively promote and be an example of ethical behavior in the work environment.

•      Report any irregularities, fraud or the like, to the Compliance Officer or the chairman of the Audit Committee of the supervisory board of Crucell N.V.

18.  Fair employment.

18.1        Our working environment is based on respect for the individual, innovation and creativity. We value open communication, a critical attitude and a can-do mentality. Focus and flexibility are also important. We encourage people to think where no one has thought before and make significant contributions to Crucell.

18.2        Diversity in the workplace is important for giving different viewpoints to better understand the needs of customers and patients. Crucell values both gender and ethnic diversity and acts as an equal opportunity employer.

18.3        Employees have the right to work in an environment free of harassment. Any issues of harassment, whether based on race, gender, sexual orientation, religion or any other characteristic, must be reported to the Compliance Officer or another member of the Compliance Team or a Human Resources representative. No harassment of any type or form will be permitted or condoned within Crucell.

The most current version of the Code will be posted and maintained on Crucell’s website and filed as an exhibit to Crucell’s Annual Report on Form 20-F. Crucell’s Annual Report on Form 20-F shall disclose that the Code is maintained on the website and shall disclose that substantive amendments and waivers will also be posted on Crucell’s website. Employees shall be given a copy of the most recent version of the Code upon entering employment.

Any substantive amendment or waiver of this Code (i.e., a material departure from the requirements of any provision) particularly applicable to or directed at executive officers or directors may be made only after approval by the Supervisory Board. Any substantive amendment or waiver of the Code will be disclosed within five (5) business days of such action (a) on Crucell’s website for a period of not less than twelve (12) months and (b) in a Form 6-K filed with the Securities and Exchange Commission. Such disclosure shall include the reasons for any waiver. Crucell shall retain the disclosure relating to any such amendment or waiver for no less than five (5) years.